82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 22 Jan 2004 12:01:22 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 22 January 2004

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 22nd January 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.	
Status at 1500hrs 21/01/04 (Jakarta Time)	Circulating and conditioning well. The current depth is 4690m with 607m progress for the week.	
Planned Total Depth	5172m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Torres 1

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 21/01/04 (Houston Time)	Conditioning well prior to drilling ahead. The current depth is 3168m with 65m progress for the week.	
Planned Total Depth	4176m	
Interest	Santos Group	25.0% WI
Operator	Suemaur Group	

Hebe 1

Type	Gas Exploration	
Location	QLD, Cooper Basin ATP 259P (Former Aquitaine A Block), 7.3km ESE of Vega 1, 8.8km E of Baryulah East 1 and some 42km S of the Ballera Gas Centre.	
Status at 0600hrs 22/01/04	Cementing production casing. Hebe 1 reached a total depth of 2550m with 380m progress for the week. The well is to be cased and suspended pending completion as a future Permian Gas Producer. The rig is expected to be released later today and will move to Big Lake 76, a Gas Development Well in PPL 16.	
Planned Total Depth	2521m	
Interest	Santos Group	83.2625%
	Delhi	0%*
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
	* - Delhi elected not to participate	
Operator	Santos Group	

Corsair 1

Type	Gas Exploration	
Location	QLD, Cooper Basin ATP 259P (Former Naccowlah Block), 1.2km ENE of Roti West 1, 3.0km NNW of Roti 1 and some 40km E of the Ballera Gas Centre.	
Status at 0600hrs 22/01/04	Drilling ahead. The current depth is 2538m with 1243m progress for the week.	
Planned Total Depth	2675m	
Interest	Santos Group	83.2625%
	Delhi	0%*
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
	* - Delhi elected not to participate	
Operator	Santos Group	

During the week ending 22nd January, 2004 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 22nd January 2004

Wildcat Exploration Wells (cont)

Ajax 1

Type	Oil Exploration	
Location	Western Australia, Carnarvon Basin WA 1P, 9km W of Legendre 2, 13km NE of Delilah 1 and some 100km N of Dampier.	
Status at 0600hrs (WST) 22/01/04	Ajax 1 has been plugged and abandoned. The well reached a total depth of 3350m with no progress for the week. The rig was off location on 19/01/04.	
Planned Total Depth	3387m	
Interest	Apache Oil Australia	58.2686%
	Santos Group	41.7314%
	Woodside	0%
	Woodside have elected not to participate in the drilling of Ajax 1	
Operator	Woodside (Apache are drilling well on behalf of non participating operator)	

Enquiries:

Graeme Bethune
Investor Relations
Ph: 08 8218 5157
Mobile: 0419 828 617
Fax: 08 8218 5429

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 22nd January, 2004 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 JAN 23 AM 7:21

Santos

Date: Thu 22 Jan 2004 10:30:16 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos on track with Moomba plant reinstatement

Number of pages (incl. cover sheet): 4

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos
www.santos.com

newsrelease

23 January 2004

Santos on track with Moomba plant reinstatement

Santos Limited today announced that it is on track to increase gas supplies from the Moomba gas plant in central Australia following the incident on 1 January 2004.

On 8 January the Company announced Stage 3 of the Moomba recovery plan which was targeting daily gas production of 450 terajoules per day (TJ/d) within 6-8 weeks.

Progress to date is in line with the original schedule and it is expected that Moomba will be able to meet typical expected summer demand levels during the second half of February.

Current supply from the Moomba plant, under Stage 2 of the recovery plan, is around 200 TJ/d (nearly 45% of typical summer demand), an increase of 30 TJ/d over the last two weeks.

Approximately 60% of current supply is being contributed by field gas which is being processed through the Moomba plant, with the balance being sourced from underground storage.

Santos understands that gas supplies from Moomba and other producers are currently adequate to meet average summer demand.

Santos recommenced gas supplies, under Stage 1 of the recovery program, at a rate of 100 TJ/d on 3 January 2004.

Progress is also being made on a fourth stage, targeted to achieve full sales gas production capacity of about 650 TJ/d. This involves additional plant reinstatement to allow the accessing of full capacity under the Dew Point Control mode of operation that is to be utilised in Stage 3. Stage 4 is targeted for completion during the second half of April.

Plans for the full reinstatement of natural gas liquids production (Stage 5) are currently being progressed and are expected to be finalised in early February.

As previously advised, oil production is currently running at around 90% of normal levels.

Investigations into the cause of the unforseen incident on 1 January are continuing.

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Attach: Moomba Recovery Program

Moomba Recovery Program

Stage	Description	Timing
Stage 1	Delivered limited gas supplies from previously processed gas held in storage at a rate of up to 100 terajoules per day (TJ/d)	Commenced 3 January 2004
Stage 2	Currently delivering about 200 TJ/d – over 45% of typical expected summer demand – from field gas processed at Moomba plus the stored gas.	Commenced 4 January 2004
Stage 3	Targeting production of 450 TJ/d from field gas processed through Dew Point Control Mode – which is expected to meet typical expected gas demand.	Expected to commence in the second half of February 2004
Stage 4	Targeting full gas processing capacity of 650 TJ/d	Expected to commence in the second half of April 2004
Stage 5	Moomba Plant liquids production resumes	Not yet determined and dependent upon outcome of incident investigation

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 22 Jan 2004 11:08:56 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Another Sorell Basin block for Santos

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

23 January 2004

Another Sorell Basin block for Santos

Santos Limited has been awarded its fourth offshore exploration permit in the Sorell Basin, offshore Tasmania, by the Commonwealth and Tasmanian Governments.

Exploration block T/36P is approximately 5 kilometres off Tasmania's south western coast and covers approximately 4,500 square kilometres.

Santos has been awarded the block for an initial period of three years and has agreed to a work program which may result in expenditure of up to $2 million being invested in exploring for oil and gas.

"This builds on Santos strong operating position in the waters of the Otway and Sorell Basins, where we now hold the exploration rights to seven blocks, said Santos' Managing Director, Mr John Ellice-Flint.

"The new block is on trend with four other deep water blocks in the deepwater Otway and Sorell Basins. However, three quarters of this block has a more conventional water depth of less than 200 metres."

Santos holds a 50 per cent interest in T/36P and is the operator. The remaining 50 per cent interest is held by Unocal.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached

newsrelease

Southern Margins
Otway & Sorell Basins


South
Australia
Victoria
Mt Gambier
Melbourne
Portland
Heytesbury Gas Facility
VIC/P51
VIC/P44
VIC/L22
VIC/RL7
VIC/P52
Otway Basin
King Island
T/35P
T/32P
Sorell Basin
T/33P
Tasmania
T/36P

Legend

- Santos acreage
- Indicative deep water trend

